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                          MOONEY AEROSPACE GROUP, LTD.
                              Louis Schreiner Field
                             Kerrville, Texas 78028

                                                                    May 28, 2003

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20509

            Re:     Mooney Aerospace Group, Ltd.
                    Registration Statement on Form SB-2
                    File No. 333-88964

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Mooney Aerospace Group, Ltd. (the "Company") hereby withdraws its Registration Statement on Form SB-2 (File No. 333-88964) that was originally filed with the Securities and Exchange Commission on May 23, 2002 (the "Registration Statement"). No securities were sold in connection with the offering. The Company may undertake a private offering in reliance on Rule 155(c) promulgated under the Act.

                                          Sincerely,

                                          MOONEY AEROSPACE GROUP, LTD.


                                          By: /s/ J. Nelson Happy
                                              -----------------------------
                                              J. Nelson Happy
                                              Chief Executive Officer